October 11, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.

Registration Statement on Form F-1 (File No. 333-191315) filed on September 23, 2013

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we transmit herewith Amendment No. 1 to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Electronic Data-Gathering, Analysis, and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013 (CIK No. 0001574565). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 7, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Registration Statement.

General

1.	Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment and will revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm upon effecting the planned reverse share split, which is expected to occur one day before pricing and prior to the planned effectiveness of the Form F-1 registration statement.

Selected Consolidated Financial Date, page 32

2.	Please revise your balance sheet data on page 33 to present balance sheet data as of December 31, 2012. Please note that under Item 4(a) of Form F-1 and Item 3.A of Form 20-F, comparative information required for balance sheet data is satisfied by presenting the balance sheet information as of the end of the most recent fiscal year.

Response:

In response to the Staff’s comment, the Company has revised its balance sheet data on page 39 to present balance sheet data as of December 31, 2012.

Use of Proceeds, page 33

3.	When available, please also include the approximate amounts, in addition to the percentages that you have included, that you will use towards your different uses of proceeds.

Response:

The Company acknowledges the Staff’s comment and will include the approximate amounts the Company will use towards the different uses of proceeds, based on the percentages noted, once a price range has been determined.

Management’s Discussion and Analysis of Financial Condition, Page 34

Application of Critical Accounting Policies and Estimates, page 45

Share-Based Compensation, page 46

4.	Please revise your discussion on page 46 of MD&A to disclose the number of stock options that were granted during each period presented in the company’s financial statements and disclose the fair values of the options that were granted each period. Also, please revise to disclose the number, the significant terms, and the fair value of the stock options that were granted subsequent to June 30, 2013 as disclosed in Note 7a to the company’s interim financial statements and disclose the significant assumptions that were used to determine the fair value of these stock option grants.

Response:

In response to the Staff’s comment, the Company has revised page 56 to disclose the number of options that were granted during each period presented in the Company’s financial statements and the fair values of the options that were granted each period. The Company has also revised page 56 to disclose the number and the fair value of the options that were granted subsequent to June 30, 2013 as disclosed in Note 7a to the Company’s interim financial statements. The Company has augmented the disclosure on page 56 to disclose the significant assumptions used to determine the fair value of the options. As described in detail in the Company’s response to Comment 6 below, the Company believes that the fair value of its ordinary shares is appropriately derived from the price on the Tel Aviv Stock Exchange.

5.	Also, please revise MD&A to disclose the amount of compensation expense you expect to record in future periods with respect to the options granted subsequent to June 30, 2013.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 56 to disclose the amount of compensation expense it expects to record in future periods with respect to the options granted subsequent to June 30, 2013.

6.	Please revise your discussion on page 46 to include a discussion of each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately-Held-Company Equity Securities Issued As Compensation.

Response:

The Company believes that disclosure of information of the type referenced in the Staff’s comment in the critical accounting policy section of the MD&A would be customary for a Company conducting an IPO or that had ordinary shares that are not already widely traded in a public market. Under such circumstances, when determining the fair value of options (or other equity compensation) awarded to employees, the fair value of the underlying ordinary shares would require significant judgment and, in many cases, be material to the Company’s results of operations. In this case, however, determination of the fair value of the ordinary shares required no judgment on the part of management since that fair value was determinable based on the trading price of the Company’s ordinary shares on the Tel Aviv Stock Exchange.

The Company currently expects that the recent price of its ordinary shares on the Tel Aviv Stock Exchange will be the principal factor to be considered in determining the offering price. Nevertheless, subject to certain conditions, the Company believes that the offering price could be higher or lower than the relevant price on the Tel Aviv Stock Exchange. If the Company offers shares pursuant to the Registration Statement at a premium to the trading price on the Tel Aviv Stock Exchange, it will be based on demand by investors in the United States and their assessment of the Company’s operating results and future prospects. The Company does not, however, believe that this in any way calls into question its previous determinations of the fair market value of its ordinary shares based on their trading price on the Tel Aviv Stock Exchange.

The trading market for the Company’s ordinary shares on the Tel Aviv Stock Exchange is highly liquid. For example, in the four week period ended August 31, 2013, the average weekly trading volume was 371,353 shares representing weekly trading of approximately 2.0% of the Company’s outstanding shares. Over 8% of the Company’s outstanding ordinary shares were traded in the month of August 2013 as a whole. (The Company deliberately did not use September 2013 for this example because the results are distorted by the number of Jewish holidays during which there is no or diminished trading on the Tel Aviv Stock Exchange.)

The Company is not aware of any reason why the share price of its ordinary shares on the Tel Aviv Stock Exchange does not provide the most appropriate basis (indeed, the only real basis) to determine the fair value of its ordinary shares. Prior to the closing of the offering, it would be premature to attribute any value to a possible future increase in the fair value of the ordinary shares, which has yet to be realized and may never be realized.

The Company respectfully advises the Staff that it does not believe that section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately-Held-Company Equity Securities Issued As Compensation, which is guidance for privately held companies, is applicable to the Company, as the Company’s ordinary shares are already widely traded in a public market.

Business, page 69

7.	We believe that the disclosure on pages 74, 75 and 77 concerning the 2013 Phillips McDougall analysis commissioned by you would be more appropriate in the Industry Overview section. Please also disclose that you commissioned the study and include balancing disclosure to clarify that your business may not fully realize the revenue potential.

Response:

In response to the Staff’s comment, the Company has moved the 2013 Phillips McDougall analysis to the Industry Overview section and added disclosure regarding commissioning the study on page i as well as balancing disclosure on pages 31 and 59 to clarify that the Company’s business may not fully realize the revenue potential.

Principal Shareholders, page 98

8.	We note that the revised amounts of shares beneficially held by directors and officers as of September 10, 2013, as disclosed on page 98 do not appear to be calculated based upon the amounts previously disclosed in your last amended draft registration statement, as adjusted for the 2 for 1 reverse stock split. Please tell us, and revise to disclose, whether any additional shares of restricted stock or options were issued to such directors and officers. To the extent they have purchased or received additional shares as compensation, please revise MD&A and the notes to your financial statements to disclose such issuances, including how they were valued and accounted for in your financial statements. If no additional shares or stock options were issued to such parties since August 20, 2013, please tell us how you calculated the amounts held by your directors and executive officers as presented in the table at September 10, 2013.

Response:

The Company respectfully advises the Staff that the revised amounts of shares beneficially held by directors and officers as of September 10, 2013 differs from the amounts previously disclosed in the last amended draft registration statement due to a number of options previously granted to such directors and officers having vested in the interim. Therefore, for purposes of the disclosure in the table on page 123, the Company included in the calculation shares subject to options or warrants that were exercisable or exercisable within 60 days of September 10, 2013 to be beneficially owned by such directors and officers. The Company has further revised the disclosure in the table and footnotes to reflect such holdings as of September 30, 2013.

June 30, 2013 Interim Financial Statements, page F-33

Consolidated Statements of Comprehensive Income, page F-34

Consolidated Statements of Changes in Equity, page F-35

Consolidated Statements of Cash Flows, page F-36

9.	Please revise to remove the data for the year ended December 31, 2012 from your interim consolidated statements of comprehensive income, consolidated statements of cash flows, and your consolidated statements of changes in equity. In this regard, our prior comment 3 requested the presentation of comparative December 31, 2012 balance sheet data in the statement of financial position only. Please refer to the guidance outlined in IAS 34, paragraph 20.

Response:

In response to the Staff’s comment, the Company has removed the data for the year ended December 31, 2012 from its interim consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity.

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Please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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